

Mail Stop 3030

December 17, 2008

<u>Via U.S. Mail</u>

Mr. J. Bruce Robinson
Chief Executive Officer
Zygo Corporation
Laurel Brook Road
Middlefield, CT   06455

> **Re: Zygo Corporation**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **File No. 0-12944**

Dear Mr. Robinson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief